UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ostin Technology Group Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G67927106

(CUSIP Number)

MIDEA INTERNATIONAL CO., LIMITED

1 Kechuang Road

Qixia District, Nanjing,

Jiangsu Province, China 210046

Telephone: +86-139 5209 5903

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** G67927106 is the CUSIP number for the Ordinary Shares of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “OST”.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67927106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MIDEA INTERNATIONAL CO., LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,961,993 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,961,993 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,961,993 ordinary shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.62% of the total ordinary shares of the Issuer (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 2,961,993 ordinary shares of the Issuer directly held by MIDEA INTERNATIONAL CO., LIMITED.

(2)	The beneficial ownership percentage of the total ordinary shares is calculated based on 14,006,250 ordinary shares of the Issuer outstanding as of September 30, 2023. Holders of ordinary shares are entitled to one vote per share. Accordingly, and based on the foregoing, the Ordinary Shares beneficially owned by MIDEA INTERNATIONAL CO., LIMITED represent approximately 17.62% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Ostin Technology Group Co., Ltd., a Cayman Islands exempted company (the “Issuer”). The address of the principal executive officers of the Issuers is Building 2, 101/201, 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, 210046 People’s Republic of China.

The Issuer’s Ordinary Shares are quoted on The Nasdaq Global Market under the symbol “OST”.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act by MIDEA INTERNATIONAL CO., LIMITED, a company organized under the laws of Hong Kong (the “Reporting Person”).

(b) The principal executive office of the Reporting Person is located at Building 2, No. 1 Kechuang Road, Qixia District, Nanjing, Jiangsu Province, The people’s Republic of China.

(c) The name, business address, present principal occupation or employment and citizenship with respect to the directors and executive officers of the Reporting Person is listed on Schedule A herein by reference.

(d)-(e) During the last five years, none of the Reporting Person and the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule A herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations.

On January 31, 2024, the Issuer entered into a Subscription Agreement with the Reporting Person (the “Subscription Agreement”), pursuant to which the Issuer agreed to issue to the Reporting Person an aggregate of 2,800,000 Ordinary Shares for a consideration of US$ 980,000 in cash. The transaction was completed on February 7, 2024. The source of funds for the subscription price is from the general funds available to the Reporting Person.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is filed hereto as Exhibit 99.1.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Person consummated the transactions described herein to acquire an interest in the Issuer for investment purposes. The Reporting Person expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interests in, and intentions with respect to, the Issuer and its investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Person now own or may hereafter acquire.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of the Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Calculations of the percentage of Ordinary Shares beneficially owned assumes that there were 14,006,250 Ordinary Shares of the Issuer outstanding as of September 30, 2023, based on the 20-F of the Issuer, and takes into account the Ordinary Shares underlying the Ordinary Shares beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of the Ordinary Shares beneficially owned by Reporting Person and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, the Reporting Person beneficially owns 2,961,993 Ordinary Shares or 17.62% of the issued and outstanding Ordinary Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Person or, to the best knowledge of the Reporting Person, any other person named in Schedule A, has effected any transaction in Ordinary Shares in the past 60 days.

(d) To the best knowledge of the Reporting Person, no person other than the person listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 is hereby incorporated by reference in this Item 6.

Subscription Agreement

On January 31, 2024, the Reporting Person and the Issuer entered into a Subscription Agreement, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Issuer agreed to issue to the Reporting Person 2,800,000 Ordinary Shares for a consideration of US$ 980,000 in cash.

Registration Rights Agreement

On January 31, 2024, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit 99.2 hereto, pursuant to which the Issuer agreed to provide the Reporting Person certain registration rights in respect of the Ordinary Shares held by the Reporting Person.

At any time after forty-five (45) days following the February 7, 2024, the Holders (as such item is defined in the Registration Rights Agreement) may request that the Issuer file a registration statement with the Securities and Exchange Commission (the “Commission”) covering the registration of all or a portion of the Registrable Securities (as such item is defined in the Registration Rights Agreement).

If, at any time, the Issuer files a registration statement with the Commission, any Holder will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Issuer to include in any such registration that number of Ordinary Shares held by such Holder as such Holder may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.

The Issuer may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Issuer and the Reporting Person or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
Exhibit 99.1	Subscription Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024.
Exhibit 99.2	Registration Rights Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDEA INTERNATIONAL CO., LIMITED

Dated: February 20, 2024	By:	/s/ Ruping Wang
		Name:	Ruping Wang
		Title:	Authorized Signatory

SCHEDULE A

MIDEA INTERNATIONAL CO., LIMITED

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Ruping Wang	Director, Chief Executive Officer	Room 302, Building 7, No. 6, Suojin Village, Xuanwu District, Nanjing, Jiangsu Province, People’s Republic of China.	CN

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Subscription Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024.
Exhibit 99.2	Registration Rights Agreement between Ostin Technology Group Co., Ltd. and MIDEA INTERNATIONAL CO., LIMITED, dated January 31, 2024.